UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No. 1)



CARNIVAL CORPORATION
(Name of Issuer)


Common Stock, par value $0.01 per Share of Carnival Corporation Trust Shares (representing beneficial interest in the P&O Princess Special Voting Trust) (Title of Class of Securities)


Common Stock:  143658-30-0
Trust Shares:  143658-30-0
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:
 X	Rule 13d-1(b)

	Rule 13d-1(c)

	Rule 13d-1(d)




CUSIP No.   143658-30-0


  1

Names of Reporting Persons
I.R.S. Identification No. of above persons (entities only)
	Northern Trust Corporation			36-2723087
	The Northern Trust Company			36-1561860
	Northern Trust Investments, NA			36-3608252
	The Northern Trust Company of Connecticut	06-6275604
	The Northern Trust Company of Delaware 		75-3201788


  2

Check the appropriate box if a member of a group

	Not Applicable	(a)	[ ]
			(b)	[ ]



  3

S.E.C. use only



  4

Citizenship or place of organization

	Northern Trust Corporation--a Delaware corporation with principal offices In Chicago, Illinois




Number of Shares Beneficially owned by Each Reporting Person with

  5
Sole Voting Power

	736,859


  6
Shared Voting Power

	5,453,186


  7
Sole Dispositive Power

	3,207,306


  8
Shared Dispositive Power

	57,768,068


  9

Aggregate amount beneficially owned by each reporting person

	61,292,568


10

Check box if the aggregate amount in Row (9) excludes certain shares.

	Not Applicable


11

Percent of class represented by amount in Row 9

	10.31



12

Type of reporting person


	Northern Trust Corporation  HC


SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G UNDER THE SECURITIES EXCHANGE ACT OF 1934

Check the following box if a fee is being paid with statement [ ].

1.	(a)	Carnival Corporation
		(Name of Issuer)

	(b)	3655 N.W. 87th Avenue, Miami, FL 33178-2428
		(Address of Issuer's Principal Executive Offices)

2.	(a)	Northern Trust Corporation
		(Name of Person Filing)

	(b)	50 South LaSalle Street, Chicago, Illinois 60603
		(Address of Person Filing)

	(c)	U.S. (Delaware Corporation)
		(Citizenship)

	(d)	Common Stock, par value $0.01 per Share of Carnival Corporation Trust
Shares (representing beneficial interest in P&O Princess Special Voting Trust)
		(Title of Class of Securities)

	(e)	Common Stock:  143658-30-0
		Trust Shares:  143658-30-0
		(CUSIP Number)

3. This statement is being filed by Northern Trust Corporation as a [G] Parent Holding Company in accordance with S240.13d-1(b) (1) (ii) (G).

4.	(a)	 61,292,568
		(Amount Beneficially Owned)

	(b)	 10.31
		(Percent of Class)

	(c)	Number of shares as to which such person has:

		(i)	      736,859
			(Sole Power to Vote or to Direct the Vote)

		(ii)	      5,453,186
			(Shared Power to Vote or to Direct the Vote)

		(iii)	      3,207,306
			(Sole Power to Dispose or Direct Disposition)

		(iv)         57,768,068
			(Shared Power to Dispose or Direct Disposition)



5. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
 5 percent of the class of securities, check the following:  [ ]

6. Statement regarding ownership of 5 percent or more on behalf of another person:

55,095,005 of the shares reported on this Schedule 13G are held by The Northern Trust Company of Delaware as trustee of Eternity Four Trust


7.Parent Holding Company reporting on behalf of the following subsidiaries, all of which are banks as defined in Section 3(a) (6) of the Act:

	The Northern Trust Company
	50 South LaSalle Street
	Chicago, IL  60603

	Northern Trust Investments, N.A.
	50 South LaSalle Street
	Chicago, IL  60603

	The Northern Trust Company of Connecticut
	300 Atlantic Street, Suite 400
	Stamford, CT 06901

	The Northern Trust Company of Delaware
	1201 North Market Street, Suite 1202
	Wilmington, Delaware  19801

8.	Identification and Classification of Members of the Group.

Not Applicable.

9.	Notice of Dissolution of Group.

Not Applicable.

10. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under S240.14a-11





After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


								NORTHERN TRUST CORPORATION

								________________________________
								By:  Robert P Browne
							As its Executive Vice President
DATED:  02-01-2013


EXHIBIT TO SCHEDULE 13G

FILED BY NORTHERN TRUST CORPORATION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-1004
Attention: Filing Desk, Stop 1-4

RE:  Carnival Corporation

Pursuant to the requirement of 240.13d-1(k) (1) (iii), this exhibit shall constitute our written agreement that the Schedule 13G Amendment to which this exhibit is attached is filed on behalf of Northern Trust Corporation and of its subsidiary(ies), as stated below, regarding our respective beneficial ownership in the above-captioned equity security.
							NORTHERN TRUST CORPORATION

							_________________________________
								By:  Robert P Browne
							As its Executive Vice President

							DATED:  02-01-2013

THE NORTHERN TRUST COMPANY
NORTHERN TRUST INVESTMENTS, NA
THE NORTHERN TRUST COMPANY OF CONNECTICUT
THE NORTHERN TRUST COMPANY OF DELAWARE

________________________________________
By:  Robert P Browne
As its Executive Vice President or Authorized Representative
DATED:  02-01-2013